United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                           (Amendment No. )

                 SANTANDER CONSUMER USA HOLDINGS INC.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                              80283M 101
                           (CUSIP Number)

                           December 31, 2015
       -----------------------------------------------------
      (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /     Rule 13d-1(b)
     /    /     Rule 13d-1(c)
     / x  /     Rule 13d-1(d)


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CUSIP NO.  80283M 101          13G                  Page 2


1.      Name of Reporting Person:   Thomas G. Dundon
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2.      Check the appropriate box if a member of a group:
          (a)
          (b) x
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3.      SEC use only
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4.      Citizenship or place of organization:      USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	Sole Voting Power:             7,239,524
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6.	Shared Voting Power:           34,598,506
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7.	Sole Dispositive Power:        7,239,524
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8.	Shared Dispositive Power:      34,598,506
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9.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                       41,838,031(1)
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10.     Check if The Aggregate Amount in Row 9 Excludes Certain Shares.
                 /  /                  Not applicable.
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11.	Percent of Class Represented by Amount in Row (9)
                                       11.7%(1)(2)
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12.       Type of Reporting Person:   IN
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(1)	Includes 34,598,506 shares owned by DDFS LLC, a Delaware
limited liability company solely owned by Thomas G. Dundon, 323,176 shares of restricted stock (16,892 of which may potentially become exercisable within 60 days of February 16, 2016) and 6,847,379 stock options that are currently exercisable or exercised subject to required regulatory approval.

(2)	Based on 357,945,865 shares of Common Stock outstanding,
as of December 31, 2015, as reported by the Issuer to the Reporing
Person.


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CUSIP NO.  80283M 101        13G                  Page 3


1.      Name of Reporting Person:   DDFS LLC

        IRS Number: 20-5775288
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2.      Check the appropriate box if a member of a group:
          (a)
          (b) x
-------------------------------------------------------------------
3.      SEC use only
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4.      Citizenship or place of organization:      Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	Sole Voting Power:             0
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6.	Shared Voting Power:           34,598,506
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7.	Sole Dispositive Power:        0
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8.	Shared Dispositive Power:      34,598,506
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9.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                       34,598,506(1)
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10.     Check if The Aggregate Amount in Row 9 Excludes Certain Shares.
                 /  /                  Not applicable.
-------------------------------------------------------------------
11.	Percent of Class Represented by Amount in Row (9)
                                       9.7%(1)(2)
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12.       Type of Reporting Person:

       OO limited liability company
-------------------------------------------------------------------

(1)	DDFS LLC is a Delaware limited liability company solely
        owned by Thomas G. Dundon.

(2)	Based on 357,954,865 shares of Common Stock
        outstanding, as of December 31, 2015, as reported by the Issuer to the Reporting Person.



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CUSIP NO.  80283M 101        13G                  Page 4

Item 1
     (a)      Name of Issuer:
     Santander Consumer USA Holdings Inc. (the Issuer)

     (b)       Address of Issuer Principal Executive Offices:
	    1601 Elm St., Suite 800, Dallas, Texas 75201
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Item 2
     (a)     Names of Persons Filing:

    This Schedule 13G is filed on behalf of
    (1) Thomas G. Dundon and (2) DDFS LLC, a Delaware limited liability company solely owned by Thomas G. Dundon.

    The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as
    Exhibit 99.1.

     (b)     Address of Principal Business or, if none, Residence:

           2100 Ross Avenue, Suite 800, Dallas, Texas 75201

     (c)     Citizenship:

     Thomas G. Dundon is a citizen of the United States of America. DDFS LLC is organized under the laws of the state of Delaware.

     (d)     Title of Class of Securities:

     Common Stock, par value $0.01 per share (the Common Stock)

     (e)     CUSIP Number:                   80283M 101
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Item 3.      If statement is filed pursuant to Rule 13d-1(b) or
             13d-2(b) or (c),  check whether the person filing is:

                                                 Not Applicable
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Item 4.        Ownership

The information required by Item 4 is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference for each such Reporting Person.

Santander Holdings USA, Inc. (SHUSA), Thomas G. Dundon and DDFS LLC are parties to a Shareholders Agreement, which provides certain board nomination rights to SHUSA and certain voting obligations in connection with those rights. Pursuant to a Separation Agreement (the Separation Agreement) dated July 2, 2015, among Issuer, Santander Consumer USA Inc.
(a wholly owned subsidiary of the Issuer), Banco Santander, S.A., SHUSA, DDFS LLC and Mr. Dundon, SHUSA was deemed to have delivered, as of July 3, 2015, an irrevocable notice to exercise a call option to purchase the 34,598,506 shares of the Common Stock owned by DDFS LLC, subject to the receipt of required bank regulatory approvals and any other approvals required by law
(the Call Transaction). SHUSA is seeking to obtain such required approvals. Pursuant to and in accordance with the Separation Agreement, (i) stock options of Mr. Dundon for the purchase of 6,847,379 shares of Common Stock vested in full (to the extent they were unvested), (ii) all 6,847,379 stock options were exercised by Mr. Dundon on July 2, 2015, (iii) 306,304 restricted shares of Mr. Dundon vested in full (to the extent they were unvested), and
(iv) the service-based vesting requirements applicable to the 73,114 restricted stock units of Mr. Dundon were waived, in each case subject to the receipt of required regulatory approvals. Further, because the Call Transaction was not consummated prior to October 15, 2015, DDFS LLC is free to transfer any or all of its shares of Common Stock, subject to the terms and conditions of the Amended and Restated Loan Agreement dated as of July 16, 2014, between DDFS LLC and Banco Santander, S.A.

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Item 5. Ownership of Five Percent or Less of a Class.
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                        /  /                       Not applicable
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Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:          Not applicable
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Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent           Not applicable
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Item 8.  Identification and Classification of
         Members of the Group                      Not applicable
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Item 9. Notice of Dissolution of Group:            Not applicable
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Item 10. Certification:

      (a)  Not applicable
      (b)  Not applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

                                Thomas G. Dundon

                                By: /s/ Thomas G. Dundon
                                    ------------------
	                        Name:   Thomas G. Dundon


                                DDFS LLC

		                By: /s/ Thomas G. Dundon
                                    ------------------
                                Name:   Thomas G. Dundon
				Title:  Chief Executive Officer


Exhibit 99.1

Joint Filing Agreement


Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Statement on Schedule 13G including any amendments thereto. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


Dated: February 16, 2016

 				Thomas G. Dundon

                                By: /s/ Thomas G. Dundon
                                    ------------------
	                        Name:   Thomas G. Dundon


                                DDFS LLC

		                By: /s/ Thomas G. Dundon
                                    ------------------
                                Name:   Thomas G. Dundon
				Title:  Chief Executive Officer